SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 February, 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

InterContinental Hotels Group PLC

Full Year Results to 31 December 2008

Financial results	2008	2007	% change		% change (CER)
			Total	Excluding LDs[1]	Total	Excluding LDs[1]
Continuing revenue	$1,854m	$1,771m	5%	3%	4%	2%
Continuing operating profit	$535m	$474m	13%	6%	10%	4%
Total adjusted operating profit	$549m	$491m	12%	5%	9%	3%
Adjusted continuing EPS	117.8¢	93.8¢	26%
Adjusted total EPS	120.9¢	97.2¢	24%
Total basic EPS[2]	91.3¢	144.7¢	(37)%
Total DPS[3]	41.4¢	40.7¢	2%
Net debt	$1,273m	$1,659m

All figures are before exceptional items unless otherwise noted. See appendix 3 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 4. (% CER) = change in constant currency.

1 –excluding $33m of significant liquidated damages
2 –Total basic EPS after exceptional items

3 –The 2007 DPS excludes the 400¢ special interim dividend

Business headlines
o	34,757 net rooms (237 hotels) added taking total system size to 619,851 rooms (4,186 hotels), up 6%.
o	98,886 rooms signed, including 25,058 rooms (173 hotels) in the fourth quarter.
o	Global constant currency RevPAR growth of 0.9%. IHG brands outperformed in all major markets.
o	Strong free cash flow generation reduces net debt by $386m to $1.3bn. Long term debt facilities refinanced.
o	Final dividend maintained at 29.2¢, equivalent to 20.2p (+36%). Total dividend up 2% to 41.4¢.
o	Exceptional operating charge of $132m including $19m severance costs and $96m impairment charge.

Recent trading
o	Sharp deterioration in fourth quarter trading. Global constant currency RevPAR down 6.5% in Q4. IHG brands outperformed in each region.
o	January global constant currency RevPAR decline of -12.2%; -11.7% in Americas, -11.8% in EMEA and -14.8% in Asia Pacific. Forward bookings data shows no sign of improvement in levels of demand.
o	January signings of 1,713 rooms (13 hotels); January openings of 3,969 rooms (27 hotels).

Priorities
o	Open rooms. Currently 85,000 rooms under construction, around 50,000 scheduled to open in 2009.
o	Drive share. The $1bn marketing and reservations system fund has been reprioritised.
o

Holiday Inn relaunch. 350 hotels operating under the new standards; c.220 expected conversions in remainder of Q1 2009. Early results from the first relaunched hotels show a RevPAR uplift of 5% compared to a control group.

o	Reduce costs. Major initiative to reduce costs which will keep 2009 regional and central costs $30m below 2008 levels on a constant currency basis, whilst still investing to support growth.

Commenting on the results, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“ We produced good results in 2008 and comfortably exceeded our three year target to add 50,000 to 60,000 net rooms by the end of 2008 - adding over 82,000 rooms. We opened 20% more rooms than in 2007 and signed almost 100,000 rooms into our pipeline.

“The $1 billion Holiday Inn relaunch is progressing well. We will have almost 600 hotels operating under the new standards by the end of the first quarter and are committed to completing the global programme by the end of 2010. The first relaunched hotels show a strong increase in revenue per available room which is a big motivation for other owners to convert.

“The trading environment is very tough. The sharp deterioration that we reported on last November has continued into 2009 and we see no signs of improvement at this stage. It has been clear for some time that 2009 will be a challenging year and we have taken action to prepare the business, including strict management of cash and a significant reduction in costs. The actions we have taken to move the business to an asset light model with strong brands, scale advantage and leading technology and reservation systems position us well to grow market share in the testing times ahead.”

Americas: RevPAR outperformance across all brands

Revenue performance

RevPAR declined (0.2)% in 2008 with rate growth of 3.6% offset by occupancy declines. In the fourth quarter the industry experienced a sharp deterioration in trading; IHG’s RevPAR declined 7.2% with modest rate growth offset by occupancy declines. In the year, IHG’s brands outperformed their market segments in the US. Continuing revenues grew 2% to $920m. Excluding a $13m liquidated damages receipt in the first quarter, continuing revenues grew 1%.

Operating profit performance

Operating profit from continuing operations increased 3% from $440m to $451m. Continuing owned and leased hotels profit increased $1m to $41m driven by RevPAR growth of 0.8% and an improved performance from the InterContinental San Francisco Mark Hopkins. Managed hotel profit was $51m. Excluding the $13m liquidated damages receipt managed hotel profit declined $3m due to a fall in occupancy rates and a small guarantee payment on a new hotel. Franchised hotels profit increased $1m to $426m driven by 5% growth in royalty fees offset by a $20m reduction in fees received for new signings, changes in hotel ownership and hotels leaving the system.

EMEA: Strong performance in the Middle East

Revenue performance

RevPAR increased 3.6% in the year, driven by strong rate growth of 5.4%; in line with the industry RevPAR performance deteriorated in the fourth quarter, declining 5.3%. Throughout the year the Middle East continued to perform strongly, raising RevPAR by 20.2%. IHG hotels in the UK outperformed the market growing RevPAR by 1.2%. Continuing revenues grew 5% to $518m driven by 36% growth in franchised revenues. Excluding the two liquidated damages receipts totalling $16m, continuing revenues grew 2%.

Operating profit performance
Operating profit from continuing operations increased 28% (25% CER) from $134m to $171m. Excluding the $16m liquidated damages receipts, continuing operating profit increased 16% (13% CER). Continuing owned and leased hotel operations increased $12m to $45m primarily due to the increased contribution from the InterContinental London Park Lane. Excluding a $9m liquidated damages receipt in the second quarter managed hotels profit declined $1m. Strong growth across the Middle East and Europe was offset by a reduced contribution from a portfolio of managed hotels in the UK. Franchised hotel profit increased from $58m to $75m driven by a $7m liquidated damages receipt in the third quarter and an 18% increase in royalty fee income.

Asia Pacific: Solid revenue and profit growth

Revenue performance

RevPAR increased 1.6%. Strong rate and occupancy growth in the first nine months of the year was partly offset by a 6.1% decline in RevPAR in the fourth quarter with most sub-regions impacted by the weaker global economy. Greater China RevPAR declined 14% in the fourth quarter due partly to the impact of supply increases in the major cities. Continuing revenues grew 12% (10% CER) to $290m driven by 10% growth in owned and leased revenues and 14% growth in managed revenues. Excluding a $4m liquidated damages receipt in the third quarter from one contract, franchised revenues were down $2m to $14m.

Operating profit performance
Operating profit from continuing operations grew 8% (13% CER) from $63m to $68m. Owned and leased hotels operating profit increased 19% to $43m. Managed hotels profit grew 20% to $55m. Franchised hotels profit increased 33% to $8m driven by a $4m liquidated damages receipt in the third quarter.

Strengthening Operating System
Revenue delivery to hotel owners through reservation channels and loyalty programmes continued to improve:
o	$7.6bn of rooms revenue, 48% of total rooms revenue, was booked through IHG's channels, up 10%.
o	$5.9bn of rooms revenue, 37% of total rooms revenue, was booked by Priority Club Rewards members, up 13%.
o	Priority Club Rewards members of 42m, up from 37m at the end of 2007.
o	Internet revenues increased from 17% to 20% of total rooms revenue, 86% from IHG’s own websites.

Cash flow and net debt

$641m of cash was generated from operating activities, up $176m on 2007. In addition $83m of cash was generated from disposals including the sale of the Holiday Inn Jamaica for $30m. Capital expenditure of $108m was $78m below 2007 levels. 9.2m shares were repurchased under IHG’s buyback programme at a cost of $139m. The completion of the remaining £30m of the £150m buyback program has been deferred.
This strong focus on cash generation and control of capital expenditure meant IHG’s net debt reduced to $1.3bn at the end of the year, down $386m. This net debt figure includes the $202m finance lease on the InterContinental Boston.
In May 2008 IHG refinanced $2.1bn of long term debt facilities. The new syndicated bank facility consists of two tranches, a $1.6bn 5 year revolving credit facility and a $0.5bn term loan with a 30 month maturity.

Overheads, Tax, Interest and Exceptional items

Regional overheads in the Americas and EMEA were broadly flat. In Asia Pacific, after a further $5m of the previously announced $10m investment to support the launch of the ANA Crowne Plaza brand in Japan and the non-recurrence of a $2m favourable legal settlement in 2007, regional overheads increased by $6m to support the rapid growth in the region. Central overheads decreased $8m to $155m due to the receipt of a $3m insurance settlement and the impact of weaker sterling.

The effective tax rate for 2008 is 23% (2007: 22%); the underlying rate before the impact of prior year items is 39% (2007: 36%). The reported tax rate may continue to vary year-on-year in the foreseeable future due to prior year settlements and other developments. The 2009 tax rate is currently expected to be in the mid to high 20’s. The interest charge for the year increased by $11m to $101m due to higher average net debt in the year as a result of the £709m special dividend payment in June 2007.

The $132m exceptional operating charge includes (i) $35m of the previously announced $60m cost to support the relaunch of the Holiday Inn brand; (ii) $19m severance costs related to the redundancies arising from a review of the Group’s cost base in light of the current economic climate; (iii) $96m impairment charge including $84m relating to goodwill and intangibles in the managed operations and $12m relating to the InterContinental Boston.

Appendix 1: Asset disposal programme detail

	Number of owned hotels	Proceeds	Net book value
Disposed since April 2003	183	$5.5bn	$5.2bn
Remaining hotels	16		$1.7bn

For a full list please visit www.ihg.com/Investors

Appendix 2: Rooms

	Americas	EMEA	Asia Pacific	Total
Openings	38,198	10,118	11,037	59,353
Removals	(20,567)	(2,971)	(1,058)	(24,596)
Net openings	17,631	7,147	9,979	34,757
Signings	60,402	13,348	25,136	98,886

Appendix 3: Financial headlines

Twelve months to 31 Dec $m	Total		Americas	EMEA			Asia Pacific		Central
	200 8	200 7	200 8	200 7	200 8	200 7	200 8	200 7	200 8	200 7
Franchised operating profit	509	489	426	425	75	58	8	6
Managed operating profit	201	174	51	41	95	87	55	46
Continuing owned and leased operating profit	129	109	41	40	45	33	43	36
Regional overheads	(149)	(135)	(67)	(66)	(44)	(44)	(38)	(25)
Continuing operating profit pre central overheads	690	637	451	440	171	134	68	63
Central overheads	(155)	(163)	-	-	-	-	-	-	(155)	(163)
Continuing operating profit	535	474	451	440	171	134	68	63	(155)	(163)
Discontinued owned and leased operating profit	14	17	14	16	-	1
Total operating profit	549	491	465	456	171	135	68	63	(155)	(163)

Appendix 4: Constant currency continuing operating profit growth before exceptional items.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant Currency**	Actual currency*	Constant currency**
Growth	3%	2%	28%	25%	8%	13%	13%	10%

Exchange rates	GBP:USD	EUR: USD
200 8	0.55	0.68
2007	0.50	0.73

* US dollar actual currency
** Translated at constant 2007 exchange rates
*** After Central Overheads

Appendix 5: Definition of total gross revenue

Total gross revenue is defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.

Appendix 6: Investor information for 2008 final dividend

Ex-dividend Date: 25 March 2009
Record Date: 27 March 2009
Payment Date: 5 June 2009
Dividend payment: Ordinary shares 20.2p per share; ADRs 29.2c per share

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon; Emma Corcoran):	+44 (0) 1895 512 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

Presentation for Analysts and Shareholders

A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.30am (London time) on 17 February at JPMorgan Cazenove, 20 Moorgate, London, EC2R 6DA. There will be an opportunity to ask questions. The presentation will conclude at approximately 10.30am (London time).

There will be a live audio webcast of the results presentation on the web address www.ihg.com/prelims09 . The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future. There will also be a live dial-in facility

International dial-in	+44 (0)20 3037 9090

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 9.00am (Eastern Standard Time) on 17 February with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director). There will be an opportunity to ask questions.

International dial-in	+44 (0)20 7019 0812
US Toll Free	877 818 6787
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 1465

International dial-in	+44 (0)20 7970 8448
US Toll Free	877 774 3459

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on Tuesday 17 February. The web address is www.ihg.com/prelims09

To watch a video of Andy Cosslett reviewing our results visit our YouTube channel at www.youtube.com/ihgplc

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 4,150 hotels and almost 620,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo® , Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express® , Staybridge Suites® and Candlewood Suites® , and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 42 million members worldwide.

IHG has more than 1,700 hotels in its development pipeline, which will create 200,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com . For the latest news from IHG, visit our online Press Office at www.ihg.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in ‘Risk Factors’ in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

This business review (BR) provides a commentary on the performance of InterContinental Hotels Group PLC (the Group or IHG) for the financial year ended 31 December 2008.

Group Performance

	12 months ended 31 December
	2008	2007	%
Group results	$m	$m	change

Revenue:
Americas	920	902	2.0
EMEA	518	492	5.3
Asia Pacific	290	260	11.5
Central	126	117	7.7
	____	____	_____
Continuing operations	1,854	1,771	4.7

Discontinued operations	43	79	(45.6)
	____	____	_____
	1,897	1,850	2.5
	____	____	_____
Operating profit:
Americas	451	440	2.5
EMEA	171	134	27.6
Asia Pacific	68	63	7.9
Central	(155)	(163)	4.9
	____	____	_____
Continuing operations	535	474	12.9

Exceptional operating items	(132)	60	-
	___	____	____
Operating profit	403	534	(24.5)

Discontinued operations	14	17	(17.6)
	____	____	____
	417	551	(24.3)

Net financial expenses	(101)	(90)	(12.2)
	___	____	____
Profit before tax*	316	461	(31.5)
	___	____	____
Analysed as:
Continuing operations	302	444	(32.0)
Discontinued operations	14	17	(17.6)
	____	____	____
Earnings per ordinary share:
Basic	91.3¢	144.7¢	(36.9)
Adjusted	120.9¢	97.2¢	24.4
Adjusted - continuing operations	117.8¢	93.8¢	25.6

*	Profit before tax includes the results of discontinued operations.

Group results

On 30 May 2008, IHG announced its intention to change its reporting currency from sterling to US dollars reflecting the profile of its revenue and operating profit, which are primarily generated in US dollars or US dollar-linked currencies. This change was first introduced in the interim results for the six months to 30 June 2008, and these financial statements are IHG’s first annual financial statements to be presented in US dollars and all comparative information has been restated accordingly.

Revenue from continuing operations increased by 4.7% to $1,854m and continuing operating profit before exceptional items increased by 12.9% to $535m during the 12 months ended 31 December 2008. The growth in revenues was driven by RevPAR gains in EMEA and Asia Pacific, continued expansion in China and the Middle East and the first full year of trading at the re-opened InterContinental London Park Lane. Growth was achieved in all regions in the first three quarters of the year however, the worldwide financial crisis had a significant impact on results in the final quarter. In the fourth quarter, RevPAR declined sharply across the Group falling by 6.5% globally, although IHG’s brands continued to outperform their segments in all key markets. Strong revenue conversion led to a 2.1 percentage point increase in the continuing operating profit margin to 28.9%.

Included in these results is $33m of liquidated damages received by IHG in 2008 in respect of the settlement of two management contracts and two franchise contracts, including one portfolio franchise contract. Excluding these, revenue and operating profit before exceptional items from continuing operations increased by 2.8% and 5.9% respectively.

Including discontinued operations, total revenue increased by 2.5% to $1,897m whilst operating profit before exceptional items increased by 11.8% to $549m. Discontinued operations included the results of owned and leased hotels that have been disposed of since 1 January 2007, or those classified as held for sale as part of the asset disposal programme that commenced in 2003.

The weighted average US dollar exchange rate to sterling strengthened during 2008 (2008 $1=£0.55, 2007 $1=£0.50). Translated at constant currency, applying 2007 exchange rates, continuing revenue increased by 4.3% and continuing operating profit increased by 10.3%.

	12 months ended 31 December
	2008	2007	%
Total gross revenue	$bn	$bn	change

InterContinental	4.1	3.7	10.8
Crowne Plaza	3.2	2.8	14.3
Holiday Inn	6.8	6.7	1.5
Holiday Inn Express	3.9	3.5	11.4
Staybridge Suites	0.4	0.3	33.3
Candlewood Suites	0.3	0.3	-
Other brands	0.4	0.5	(20.0)
	____	____	____
Total	19.1	17.8	7.3
	____	____	____

Total gross revenue

One measure of overall IHG hotel system performance is the growth in total gross revenue, defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Total gross revenue is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.

Total gross revenue increased by 7.3% from $17.8bn in 2007 to $19.1bn in 2008, with growth levels achieved across IHG’s key brands reflecting hotel performance and room growth. Translated at constant currency, total gross revenue increased by 6.2%.

	Hotels		Rooms
Global hotel and room count at 31 December	2008	Change over 2007	2008	Change over 2007
Analysed by brand:
InterContinental	159	10	54,736	3,974
Crowne Plaza	342	43	93,382	10,212
Holiday Inn	1,353	(28)	249,691	(7,008)
Holiday Inn Express	1,932	124	173,794	17,263
Staybridge Suites	152	30	16,644	3,178
Candlewood Suites	204	46	20,641	3,816
Hotel Indigo	22	11	2,702	1,201
Holiday Inn Club Vacations	1	1	2,412	2,412
Other	21	-	5,849	(291)
	____	____	______	_____
Total	4,186	237	619,851	34,757
	____	____	______	_____
Analysed by ownership type:
Owned and leased	16	(2)	5,644	(752)
Managed	585	46	148,240	13,357
Franchised	3,585	193	465,967	22,152
	____	____	______	_____
Total	4,186	237	619,851	34,757
	____	____	______	_____

Global hotel and room count

During 2008, the IHG global system (the number of hotels and rooms which are owned, leased, managed or franchised by the Group) increased by 237 hotels (34,757 rooms; 5.9%) to 4,186 hotels (619,851 rooms). Openings of 430 hotels (59,353 rooms) were driven, in particular, by continued expansion in the US, the UK, the Middle East and China.

As in recent years, system size growth was driven by brands in the midscale limited service and extended stay segments, with Holiday Inn Express representing over 50% of the total net movement (124 hotels, 17,263 rooms) and, Staybridge Suites and Candlewood Suites combined representing approximately 30% of total net hotel growth. The youngest brand in the IHG portfolio, Hotel Indigo, continues to grow, with 11 hotels (1,201 rooms) added during the year. In order to expand IHG’s global reach, brands established in the Americas have been transitioned to other regions, with the opening of Staybridge Suites hotels in Liverpool and Cairo, the opening of the Hotel Indigo London Paddington and the signing of a management contract for a Hotel Indigo in Shanghai. As a consequence of the continued drive to increase quality through the removal of non-brand conforming hotels, the Holiday Inn hotel and room count showed a net decline (28 hotels, 7,008 rooms). This strategy is further supported by the worldwide brand relaunch of the Holiday Inn brand family, which entails the consistent delivery of best-in-class service and physical quality in all Holiday Inn and Holiday Inn Express hotels. At the year end 274 hotels were open under the updated signage and brand standards.

	Hotels		Rooms
Global pipeline at 31 December	2008	Change over 2007	2008	Change over 2007
Analysed by brand:
InterContinental	71	9	21,884	1,871
Crowne Plaza	133	15	41,469	5,107
Holiday Inn	387	22	64,261	7,316
Holiday Inn Express	719	7	70,270	128
Staybridge Suites	166	9	18,109	959
Candlewood Suites	242	35	21,790	3,185
Hotel Indigo	56	4	7,212	647
Other	1	-	90	-
	____	____	______	_____
Total	1,775	101	245,085	19,213
	____	____	______	_____
Analysed by ownership type:
Owned and leased	1	1	185	185
Managed	300	53	87,941	16,127
Franchised	1,474	47	156,959	2,901
	____	____	______	_____
Total	1,775	101	245,085	19,213
	____	____	______	_____

	Hotels		Rooms
Global pipeline signings	2008	Change over 2007	2008	Change over 2007

Total	693	(180)	98,886	(26,647)
	____	____	_____	______

Global pipeline

At the end of 2008, the IHG pipeline totalled 1,775 hotels (245,085 rooms). The IHG pipeline represents hotels and rooms where a contract has been signed and the appropriate fees paid. Sometimes, a hotel will not open for reasons such as the financing being withdrawn. In the year, room signings across all regions of 98,886 rooms led to pipeline growth of 19,213 rooms. While signings were below the record level of 2007, the level of signings and pipeline growth demonstrates strong demand for IHG brands across all regions and represents a key driver of future profitability.

THE AMERICAS

	12 months ended 31 December
	2008	2007	%
Americas Results	$m	$m	change

Revenue:
Owned and leased	257	257	-
Managed	168	156	7.7
Franchised	495	489	1.2
	____	____	_____
Continuing operations	920	902	2.0
Discontinued operations*	43	62	(30.6)
	____	____	_____
Total	963	964	(0.1)
	____	____	_____
Operating profit before exceptional items:
Owned and leased	41	40	2.5
Managed	51	41	24.4
Franchised	426	425	0.2
	____	____	_____
	518	506	2.4
Regional overheads	(67)	(66)	(1.5)
	____	____	_____
Continuing operations	451	440	2.5
Discontinued operations*	14	16	(12.5)
	____	____	_____
Total	465	456	2.0
	____	____	_____

*	Discontinued operations are all owned and leased.

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2008

Owned and leased:
InterContinental	0.4%
Managed:
InterContinental	0.0%
Crowne Plaza	1.5%
Holiday Inn	5.4%
Staybridge Suites	2.1%
Candlewood Suites	(1.5)%
Franchised:
Crowne Plaza	(1.2)%
Holiday Inn	(1.9)%
Holiday Inn Express	0.6%

Americas results
Revenue and operating profit before exceptional items from continuing operations increased by 2.0% to $920m and 2.5% to $451m respectively. Including discontinued operations, revenue decreased by 0.1% whilst operating profit before exceptional items increased by 2.0%. Included in these results is the receipt of $13m liquidated damages for one management contract.

As a result of sharp falls in occupancy, RevPAR declined across all ownership types in the fourth quarter. In the full year, the region achieved RevPAR growth across the owned and managed estates, however RevPAR declined marginally across the franchised portfolio. In the US, for comparable hotels, all brands achieved premiums in RevPAR growth relative to their applicable market segment.

Continuing owned and leased revenue remained flat on 2007 at $257m. Operating profit increased by 2.5% to $41m. Underlying trading was driven by RevPAR growth of 0.8%, with RevPAR growth in the InterContinental brand of 0.4%. The results were positively impacted by trading at the InterContinental Mark Hopkins, San Francisco, driven by robust RevPAR growth. The InterContinental New York was affected by a downturn in the market as a result of the global financial crisis, adversely impacting revenue and operating profit at the hotel.

Managed revenues increased by 7.7% to $168m during the year, boosted by the receipt of $13m in liquidated damages for one hotel that had not commenced trading. Excluding these liquidated damages, managed revenues decreased by 0.6% to $155m. Growth remained strong in the Latin America region, where rate-led RevPAR growth exceeded 15%. Offsetting this was a fall in revenues from hotels in the US, driven by RevPAR declines in the fourth quarter.

Managed operating profit increased by 24.4% to $51m. The $10m increase in profit principally reflects the $13m receipt of liquidated damages. Excluding this receipt, the managed estate experienced a $3m fall in operating profit. While the performance in Latin America resulted in growth in operating profit, this was more than offset by a decline in operating profit in the US due to a fall in occupancy rates, and a small guarantee payment for a newly opened hotel. Additional revenue investment was made to support operational standards in the region. Total operating profit margin in the managed estate increased by 4.1 percentage points to 30.4%.

Results from managed operations include revenues of $88m (2007 $86m) and operating profit of $6m (2007 $6m) from properties that are structured, for legal reasons, as operating leases but with the same characteristics as management contracts. Excluding the results from these hotels and the $13m of liquidated damages, operating profit margin in the managed estate decreased by 2.2 percentage points to 47.8%.

Franchised revenue and operating profit increased by 1.2% to $495m and 0.2% to $426m respectively, compared to 2007. The increase was driven by increased royalty fees as a result of net room count growth of 4.6%. Fees associated with signings and conversions declined as a result of lower real estate activity due to the adverse impact of the global financial crisis and lower liquidated damages collected on hotels exiting the system.

Regional overheads were relatively flat on 2007.

	Hotels		Rooms
Americas hotel and room count at 31 December	2008	Change over 2007	2008	Change over 2007
Analysed by brand:
InterContinental	55	5	18,502	1,878
Crowne Plaza	187	15	51,124	3,231
Holiday Inn	920	(32)	168,777	(9,222)
Holiday Inn Express	1,722	107	146,024	11,473
Staybridge Suites	150	28	16,372	2,906
Candlewood Suites	204	46	20,641	3,816
Hotel Indigo	21	10	2,638	1,137
Holiday Inn Club Vacations	1	1	2,412	2,412
	____	____	______	_____
Total	3,260	180	426,490	17,631
	____	____	______	_____
Analysed by ownership type:
Owned and leased	10	(1)	3,505	(524)
Managed	199	6	40,915	1,219
Franchised	3,051	175	382,070	16,936
	____	____	______	_____
Total	3,260	180	426,490	17,631
	____	____	______	_____

Americas hotel and room count

The Americas hotel and room count grew by 180 hotels (17,631 rooms) to 3,260 hotels (426,490 rooms). The growth included openings of 332 hotels (38,198 rooms) including Holiday Inn Express openings of 170 hotels (15,547 rooms), representing 51% of all hotel openings in the Americas. A further addition to the system was the new Holiday Inn Club Vacations (1 hotel, 2,412 rooms) which gives IHG its first presence in the timeshare market. The franchised business model continues to grow in the region, with franchised hotels contributing over 97% of net growth. Net growth also included removals of 152 hotels (20,567 rooms), with Holiday Inn hotels representing 55% (74% of rooms) of removals as the Group continued its efforts to improve quality and reinvigorate the brand.

	Hotels		Rooms
Americas pipeline at 31 December	2008	Change over 2007	2008	Change over 2007
Analysed by brand:
InterContinental	7	(1)	2,293	(1,429)
Crowne Plaza	43	6	9,647	611
Holiday Inn	263	(2)	32,852	(177)
Holiday Inn Express	639	25	56,465	2,186
Staybridge Suites	154	7	16,678	757
Candlewood Suites	242	35	21,790	3,185
Hotel Indigo	55	3	7,032	467
	____	____	______	_____
Total	1,403	73	146,757	5,600
	____	____	______	_____
Analysed by ownership type:
Owned and leased	1	1	185	185
Managed	20	(1)	4,208	(753)
Franchised	1,382	73	142,364	6,168
	____	____	______	_____
Total	1,403	73	146,757	5,600
	____	____	______	_____

Americas pipeline

The Americas pipeline continued at record high growth levels and totalled 1,403 hotels (146,757 rooms) at 31 December 2008. During the year, 60,402 room signings were completed, compared with 75,279 room signings in 2007. Signings levels declined on the record level in 2007 as a result of lower real estate and construction activity amid the current economic outlook. Demand in the key midscale sector remained positive, representing 61% of hotel signings.

EUROPE, MIDDLE EAST AND AFRICA (EMEA)

	12 months ended 31 December
	2008	2007	%
EMEA results	$m	$m	change

Revenue:
Owned and leased	240	244	(1.6)
Managed	168	167	0.6
Franchised	110	81	35.8
	____	____	_____
Continuing operations	518	492	5.3
Discontinued operations*	-	17	-
	____	____	_____
Total	518	509	1.8
	____	____	_____
Operating profit before exceptional items:
Owned and leased	45	33	36.4
Managed	95	87	9.2
Franchised	75	58	29.3
	____	____	_____
	215	178	20.8
Regional overheads	(44)	(44)	-
	____	____	_____
Continuing operations	171	134	27.6
Discontinued operations*	-	1	-
	____	____	_____
Total	171	135	26.7
	____	____	_____

*	Discontinued operations are all owned and leased.

EMEA comparable RevPAR movement on previous year	12 months ended 31 December 2008

Owned and leased:
InterContinental	(7.8)%
All ownership types:
UK	1.2%
Continental Europe	1.6%
Middle East	20.2%

EMEA results

Revenue and operating profit before exceptional items from continuing operations increased by 5.3% to $518m and 27.6% to $171m respectively. Including discontinued operations, revenue increased by 1.8% whilst operating profit before exceptional items increased by 26.7%. Included in these results were liquidated damages of $9m relating to one management contract and $7m for a portfolio of franchised hotels settled during the year.

During the year, the region achieved RevPAR growth of 3.6% driven by gains across all brands operated under managed and franchise contracts. From a regional perspective, RevPAR growth in the Middle East was extremely strong at 20.2%, whilst smaller growth was experienced in Continental Europe. The region’s continuing operating profit margin increased by 5.8 percentage points to 33.0%. Excluding the two liquidated damages settlements, the margin on continuing operations grew 3.7 percentage points reflecting economies of scale in the managed business and strong revenue conversion at the InterContinental London Park Lane.

In the owned and leased estate, continuing revenue decreased by 1.6% to $240m as a result of the expiry of a hotel lease in Continental Europe. The InterContinental London Park Lane, which had its first full year of trading since re-opening after refurbishment in 2007, grew strongly in revenues to a market leading position (source: STR). The InterContinental Le Grand Paris experienced tougher trading conditions leading to a RevPAR decline at the hotel. Strong revenue conversion at the InterContinental London Park Lane contributed to the continuing owned and leased operating profit increase of $12m to $45m.

EMEA managed revenue increased by 0.6% to $168m and operating profit increased by 9.2% to $95m, driven by the receipt of $9m in liquidated damages relating to the renegotiation of a management contract, which remains in the system. Excluding these liquidated damages, revenue and operating profit declined 4.8% and 1.1% respectively in 2008, as a result of mixed trading conditions in the region. Growth in the Middle East continued through the addition of new rooms and strong RevPAR growth of 20.2%. Offsetting this was a reduced contribution from a portfolio of managed hotels in the UK. A reduction in the fees associated with signing hotels to the pipeline further impacted the operating profit in the region.

Franchised revenue and operating profit increased by 35.8% to $110m and 29.3% to $75m respectively. The growth was principally driven by room count expansion and RevPAR growth in Continental Europe, with Germany and Russia showing RevPAR growth of 3.9% and 8.6% respectively. The region further benefited from the receipt of $7m of liquidated damages relating to the removal of a portfolio of Holiday Inn Express hotels in the UK.

Regional overheads were in line with 2007, with a $2m increase in costs associated with the new head office offset through further efficiencies in sales and marketing activities.

	Hotels		Rooms
EMEA hotel and room count at 31 December	2008	Change over 2007	2008	Change over 2007
Analysed by brand:
InterContinental	64	2	20,836	824
Crowne Plaza	89	17	20,729	3,403
Holiday Inn	332	(3)	53,039	197
Holiday Inn Express	186	4	21,564	2,184
Staybridge Suites	2	2	272	272
Hotel Indigo	1	1	64	64
Other	1	1	203	203
	____	____	______	_____
Total	675	24	116,707	7,147
	____	____	______	_____
Analysed by ownership type:
Owned and leased	4	(1)	1,446	(228)
Managed	179	8	41,185	2,112
Franchised	492	17	74,076	5,263
	____	____	______	_____
Total	675	24	116,707	7,147
	____	____	______	_____

EMEA hotel and room count

During 2008, EMEA hotel and room count increased by 24 hotels (7,147 rooms) to 675 hotels (116,707 rooms). The net room growth included the opening of 10,118 rooms (62 hotels), up 27% on 2007 resulting from hotels entering the system after the high signing levels in 2006 and 2007, and the removal of 38 hotels (2,971 rooms), including the removal of a portfolio of franchised Holiday Inn Express hotels in the UK. System growth was led by openings in the UK of 21 hotels (2,460 rooms). Further significant growth occurred in the Middle East, with 11 hotel openings (2,767 rooms), compared to four hotel openings (1,013 rooms) in 2007. Holiday Inn Express was the largest contributor of room openings, adding over 36% of the region’s total. Two new brands were introduced to the region during the year with the opening of Staybridge Suites hotels in Liverpool and Cairo and the Hotel Indigo London Paddington which opened in December 2008.

	Hotels		Rooms
EMEA pipeline at 31 December	2008	Change over 2007	2008	Change over 2007
Analysed by brand:
InterContinental	28	4	7,062	1,102
Crowne Plaza	25	-	7,287	989
Holiday Inn	50	(1)	10,204	658
Holiday Inn Express	57	(19)	7,790	(1,976)
Staybridge Suites	12	2	1,431	202
Other	1	-	90	-
	____	____	______	_____
Total	173	(14)	33,864	975
	____	____	______	_____
Analysed by ownership type:
Managed	83	13	19,596	4,393
Franchised	90	(27)	14,268	(3,418)
	____	____	______	_____
Total	173	(14)	33,864	975
	____	____	______	_____

EMEA pipeline

The pipeline in EMEA decreased by 14 hotels, but increased by 975 rooms, to 173 hotels (33,864 rooms). The growth included 13,348 room signings, with continued strong demand for IHG brands in the Middle East, which accounted for 43% of the region’s room signings. Across the region, all brands recorded positive signing levels, with demand particularly focussed in the midscale sector which represented 46% of room signings. The demand for the extended stay brand, Staybridge Suites, continued with signings in line with 2007, reflecting confidence from IHG’s owners in the extended stay model imported from the Americas region.

ASIA PACIFIC

	12 months ended 31 December
	2008	2007	%
Asia Pacific results	$m	$m	change

Revenue:
Owned and leased	159	145	9.7
Managed	113	99	14.1
Franchised	18	16	12.5
	____	____	_____
Total	290	260	11.5
	____	____	_____
Operating profit before exceptional items:
Owned and leased	43	36	19.4
Managed	55	46	19.6
Franchised	8	6	33.3
	____	____	_____
	106	88	20.5
Regional overheads	(38)	(25)	(52.0)
	____	____	_____
Total	68	63	7.9
	____	____	_____

Asia Pacific comparable RevPAR movement on previous year	12 months ended 31 December 2008

Owned and leased:
InterContinental	7.2%
All ownership types:
Greater China	(1.6)%

Asia Pacific results

Asia Pacific revenue and operating profit before exceptional items increased by 11.5% to $290m and 7.9% to $68m respectively.

The region achieved strong RevPAR growth across all brands, with the strongest growth in the owned and leased portfolio, and continued its strategic expansion in China. Good profit growth was achieved, although the continuing operating profit margin declined by 0.8 percentage points to 23.4% as a result of further investment to support expansion.

In the owned and leased estate, revenue increased by 9.7% to $159m as RevPAR growth continued at the InterContinental Hong Kong despite a slowdown during the fourth quarter. The hotel’s revenue growth combined with profit margin gains drove the estate’s operating profit growth of 19.4% to $43m.

Managed revenue increased by 14.1% to $113m as a result of the increased room count in Greater China and comparable RevPAR growth of 10.7% in Beijing boosted by the Olympic period. Further strong growth occurred in South East Asia with RevPAR growth of 9.9% in the region, and the joint venture with All Nippon Airways (ANA) further increased revenues. Operating profit increased by 19.6% to $55m as revenue gains were partially offset by continued infrastructure investment in China and Southern Asia.

Franchised revenues increased from $16m to $18m driven by the receipt of $4m of liquidated damages relating to the settlement of one franchise contract in the region. Excluding this receipt, operating profit declined by $2m, primarily as a result of reduced fee income in India due to the removal of non-brand compliant hotels.

After a further $5m of the previously announced $10m investment to support the launch of the ANA Crowne Plaza brand in Japan and the non-recurrence of a $2m favourable legal settlement in 2007, Asia Pacific regional overheads increased by $6m to support the rapid growth in the region.

	Hotels		Rooms
Asia Pacific hotel and room count at 31 December	2008	Change over 2007	2008	Change over 2007
Analysed by brand:
InterContinental	40	3	15,398	1,272
Crowne Plaza	66	11	21,529	3,578
Holiday Inn	101	7	27,875	2,017
Holiday Inn Express	24	13	6,206	3,606
Other	20	(1)	5,646	(494)
	____	____	______	_____
Total	251	33	76,654	9,979
	____	____	______	_____
Analysed by ownership type:
Owned and leased	2	-	693	-
Managed	207	32	66,140	10,026
Franchised	42	1	9,821	(47)
	____	____	______	_____
Total	251	33	76,654	9,979
	____	____	______	_____

Asia Pacific hotel and room count

Asia Pacific hotel and room count increased by 33 hotels (9,979 rooms) to 251 hotels (76,654 rooms). The net growth included 31 hotels (9,806 rooms) in Greater China reflecting continued expansion in one of IHG’s strategic markets, including the opening of IHG’s 100th hotel in China, the Crowne Plaza Beijing Zhongguancun.

	Hotels		Rooms
Asia Pacific pipeline at 31 December	2008	Change over 2007	2008	Change over 2007
Analysed by brand:
InterContinental	36	6	12,529	2,198
Crowne Plaza	65	9	24,535	3,507
Holiday Inn	74	25	21,205	6,835
Holiday Inn Express	23	1	6,015	(82)
Hotel Indigo	1	1	180	180
	____	____	______	_____
Total	199	42	64,464	12,638
	____	____	______	_____
Analysed by ownership type:
Managed	197	41	64,137	12,487
Franchised	2	1	327	151
	____	____	______	_____
Total	199	42	64,464	12,638
	____	____	______	_____

Asia Pacific pipeline

The pipeline in Asia Pacific increased by 42 hotels (12,638 rooms) to 199 hotels (64,464 rooms). Pipeline growth was again centred on the Greater China market with 70% of the region’s room signings. There was also significant demand in India, where signings more than doubled compared to 2007. From a brand perspective, Holiday Inn was the largest contributor to signings, with 39% of the region’s room signings.

Central

	12 months ended 31 December
	2008	2007	%
Central results	$m	$m	change

Revenue	126	117	7.7
Gross central costs	(281)	(280)	(0.4)
	____	____	_____
Net central costs	(155)	(163)	4.9
	_____	____	_____

Central Results

During 2008, net central costs reduced by 4.9% from $163m to $155m due to the receipt of a favourable $3m insurance settlement and the impact of weaker sterling.

SYSTEM FUNDS

	12 months ended 31 December
	2008	2007	%
System fund results	$m	$m	change

Assessments	990	930	6.5
	____	____	____

Hotels operated under IHG brands are, pursuant to terms within their contracts, subject to cash assessments for brand marketing, reservations systems and Priority Club membership stays. These assessments, typically based upon room revenue, are pooled within the system funds for the collective benefit of all hotels by brand or geography. The assessments are used for revenue generating activities including the costs of call centres, frequency program points, websites, sales teams, advertising and brand development and affiliate marketing programmes.

The Company acts on behalf of hotel owners with regard to the funds and all assessments are designated for specific purposes and result in no profit for the Group. Accordingly, the revenues, expenses and cash flows of the funds are not included in the Consolidated Income Statement or Consolidated Cash Flow Statement. The funds are planned to operate at break even with any short term timing surplus or deficit carried on IHG’s balance sheet within working capital. The Owner’s Association, the IAHI, endorses the budgeted spend of the funds and provides a governance overview of the operation of the funds.

In the year to 31 December 2008, system fund revenues increased by 6.5% to $990m primarily as a result of the growth in system size and affiliate marketing programmes.

OTHER FINANCIAL INFORMATION

Exceptional operating items

Exceptional operating costs of $132m consisted of:

•	$35m in relation to the Holiday Inn relaunch;
•	$19m of cost savings-related severance costs;
•	$96m of non-cash asset impairment reflecting the poorer trading environment expected in 2009; and
•	other items including gains on asset sales, which netted to an $18m credit

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per share in order to provide a more meaningful comparison of performance.

Net financial expenses

Net financial expenses increased from $90m in 2007 to $101m in 2008. Average net debt levels in 2008 were higher than 2007 primarily as a result of the payment of the special dividend of £709m in June 2007. Net debt levels remained stable in the first half of 2008, reducing slightly in the second half of the year.

Financing costs included $12m (2007 $21m) of interest costs associated with Priority Club Rewards where interest is charged on the accumulated balance of cash received in advance of the redemption points awarded. Financing costs in 2008 also included $18m (2007 $18m) in respect of the InterContinental Boston finance lease.

Taxation

The effective rate of tax on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items, was 23% (2007 22%). By also excluding the impact of prior year items, which are included wholly within continuing operations, the equivalent tax rate would be 39% (2007 36%). This rate is higher than the UK statutory rate of 28% due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $42m (2007 $60m) in respect of continuing operations. This represented, primarily, the release of exceptional provisions relating to tax matters which were settled during the year, or in respect of which the statutory limitation period had expired, together with tax relief on exceptional costs.

Net tax paid in 2008 totalled $2m (2007 $138m) including $3m (2007 $64m) in respect of disposals. Tax paid is lower than the current period income tax charge, primarily due to the receipt of refunds in respect of prior years, together with provisions for tax for which no payment of tax has currently been made.

Earnings per share

Basic earnings per share in 2008 was 91.3¢, compared with 144.7¢ in 2007. Adjusted earnings per share was 120.9¢, against 97.2¢ in 2007. Adjusted continuing earnings per share was 117.8¢, 25.6% up on last year.

Dividends

The Board has proposed a final dividend per share of 29.2¢ (20.2p). With the interim dividend per share of 12.2¢ (6.4p), the full year dividend per share for 2008 will total 41.4¢ (26.6p).

Share price and market capitalisation

The IHG share price closed at £5.62 on 31 December 2008, down from £8.84 on 31 December 2007. The market capitalisation of the Group at the year end was £1.6bn.

Cash flow

In response to the challenging economic environment the Group increased its focus on cash management during 2008. In the year, $641m of cash was generated from operating activities an increase of $176m on 2007. Overall, net debt decreased by $386m to $1,273m with the other key elements of the cash flow being:

proceeds from the disposal of hotels and equity investments of $86m;
•	capital expenditure of $108m; and
•	$139m returned to shareholders as part of the fourth share buyback programme.

As part of the focus on cash management the remaining £30m of the fourth £150m share buyback programme was deferred.

Capital structure and liquidity management

Net debt at 31 December 2008 was $1,273m and included $202m in respect of the finance lease commitment for the InterContinental Boston.

	2008	2007*
Net debt at 31 December	$m	$m

Borrowings:
Sterling	152	553
US Dollar	889	882
Euro	224	243
Other	90	98
Cash	(82)	(117)
	____	____
Net debt	1,273	1,659
	____	____

Average debt levels	1,498	1,075
	____	____

	2008	2007
Facilities at 31 December	$m	$m

Committed	2,107	2,321
Uncommitted	25	50
	____	____
Total	2,132	2,371
	____	____

Interest risk profile of gross debt for major currencies

at 31 December	2008%	2007%

At fixed rates	53	45
At variable rates	47	55

* Including the impact of currency swaps

In the second quarter, the Group successfully refinanced $2.1bn of long-term debt facilities. The new syndicated bank facility consists of two tranches, a $1.6bn five-year revolving credit facility and a $0.5bn term loan with a 30-month maturity. Terms are broadly unchanged from the previous facility.

Treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The treasury function does not operate as a profit centre.

Return of funds programme

	Timing	Total return	Returned to date	Still to be returned
£501m special dividend	Paid in December 2004	£501m	£501m	Nil
First £250m share buyback	Completed in 2004	£250m	£250m	Nil
£996m capital return	Paid in July 2005	£996m	£996m	Nil
Second £250m share buyback	Completed in 2006	£250m	£250m	Nil
£497m special dividend	Paid in June 2006	£497m	£497m	Nil
Third £250m share buyback	Completed in 2007	£250m	£250m	Nil
£709m special dividend	Paid in June 2007	£709m	£709m	Nil
£150m share buyback	Under way	£150m	£120m	£30m
		______	_____	____
Total		£3,603m	£3,573m	£30m
		______	_____	____

During the year, IHG returned $139m to shareholders through share buybacks, taking the total returned since March 2004 to more than £3.5bn. At IHG’s third quarter results announcement the deferral of the remaining £30m of the fourth share buyback programme was announced in order to preserve cash and maintain balance sheet strength.

The return of funds programme is denominated in sterling as all returns were announced prior to the change to US Dollar reporting.

InterContinental Hotels Group PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2008

	Year ended 31 December 2008			Year ended 31 December 2007
	Before exceptional items	Exceptional items (note 5)	Total	Before exceptional items	Exceptional items (note 5)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,854	-	1,854	1,771	-	1,771
Cost of sales	(823)	-	(823)	(825)	-	(825)
Administrative expenses	(400)	(59)	(459)	(377)	(14)	(391)
Other operating income and expenses	14	25	39	16	70	86
	_____	____	____	____	____	____
	645	(34)	611	585	56	641

Depreciation and amortisation	(110)	(2)	(112)	(111)	(2)	(113)
Impairment (note 5)	-	(96)	(96)	-	6	6
	_____	____	____	____	____	____
Operating profit (note 4)	535	(132)	403	474	60	534

Financial income	12	-	12	18	-	18
Financial expenses	(113)	-	(113)	(108)	-	(108)
	_____	____	____	____	____	____

Profit before tax	434	(132)	302	384	60	444

Tax (note 6)	(96)	42	(54)	(84)	60	(24)
	_____	____	____	____	____	____
Profit for the year from continuing operations	338	(90)	248	300	120	420

Profit for the year from discontinued operations (note 7)	9	5	14	11	32	43
	_____	____	____	____	____	____
Profit for the year attributable to the equity holders of the parent	347	(85)	262	311	152	463
	====	====	====	====	====	====
Earnings per ordinary share (note 8):
Continuing operations:
Basic			86.4¢			131.3¢
Diluted			83.8¢			127.7¢
Adjusted	117.8¢			93.8¢
Adjusted diluted	114.2¢			91.2¢
Total operations:
Basic			91.3¢			144.7¢
Diluted			88.5¢			140.7¢
Adjusted	120.9¢			97.2¢
Adjusted diluted	117.2¢			94.5¢

InterContinental Hotels Group PLC
GROUP STATEMENT of recognised income and expense
For the year ended 31 December 2008

	2008 $m	2007 restated* $m

Income and expense recognised directly in equity
(Losses)/gains on valuation of available-for-sale assets	(4)	8
Losses on cash flow hedges	(14)	(2)
Actuarial (losses)/gains on defined benefit pension plans, net of asset restriction	(50)	8
Exchange differences on retranslation of foreign operations	(57)	23
	____	____
	(125)	37
	____	____
Transfers to the income statement
On cash flow hedges: financial expenses	2	(2)
On disposal of available-for-sale assets: other operating income and expenses	(17)	(20)
	____	____
	(15)	(22)
	____	____
Tax
Tax on items above taken directly to or transferred from equity	22	11
Tax related to share schemes recognised directly in equity	2	(4)
	____	____
	24	7
	____	____
Net (expense)/income recognised directly in equity	(116)	22

Profit for the year	262	463
	____	____
Total recognised income and expense for the year attributable to the equity holders of the parent	146	485
	====	====

*	Restated for IFRIC 14 (note 1).

InterContinental Hotels Group PLC
GROUP CASH FLOW STATEMENT
For the year ended 31 December 2008

	2008 $m	2007 $m

Profit for the year	262	463
Adjustments for:
Net financial expenses	101	90
Income tax charge	59	30
Depreciation and amortisation	112	116
Impairment	96	(6)
Other exceptional operating items	34	(56)
Gain on disposal of assets, net of tax	(5)	(32)
Equity-settled share-based cost, net of payments	31	48
Other non-cash items	3	(4)
	____	____
Operating cash flow before movements in working capital	693	649
Increase in net working capital	123	22
Retirement benefit contributions, net of cost	(27)	(66)
Cash flows relating to exceptional operating items	(49)	-
	____	____
Cash flow from operations	740	605
Interest paid	(112)	(84)
Interest received	12	18
Tax received/(paid) on operating activities	1	(74)
	____	____
Net cash from operating activities	641	465
	____	____
Cash flow from investing activities
Purchases of property, plant and equipment	(53)	(114)
Purchases of intangible assets	(49)	(40)
Investment in associates and other financial assets	(6)	(32)
Disposal of assets, net of costs and cash disposed of	25	97
Proceeds from associates and other financial assets	61	114
Tax paid on disposals	(3)	(64)
	____	____
Net cash from investing activities	(25)	(39)
	____	____
Cash flow from financing activities
Proceeds from the issue of share capital	2	32
Purchase of own shares	(139)	(162)
Purchase of own shares by employee share trusts	(22)	(138)
Proceeds on release of own shares by employee share trusts	2	21
Dividends paid to shareholders	(118)	(1,524)
(Decrease)/increase in borrowings	(316)	1,108
	____	____
Net cash from financing activities	(591)	(663)
	____	____

Net movement in cash and cash equivalents in the year	25	(237)
Cash and cash equivalents at beginning of the year	105	351
Exchange rate effects	(48)	(9)
	____	____
Cash and cash equivalents at end of the year	82	105
	====	====

InterContinental Hotels Group PLC
GROUP BALANCE SHEET

31 December 2008

	2008 $m	2007 restated* $m
ASSETS
Property, plant and equipment	1,684	1,934
Goodwill	143	221
Intangible assets	302	335
Investment in associates	43	65
Retirement benefit assets	40	49
Other financial assets	152	188
	____	____
Total non-current assets	2,364	2,792
	____	____
Inventories	4	6
Trade and other receivables	412	472
Current tax receivable	36	109
Cash and cash equivalents	82	105
Other financial assets	10	18
	____	____
Total current assets	544	710

Non-current assets classified as held for sale	210	115
	____	____
Total assets	3,118	3,617
	====	====
LIABILITIES
Loans and other borrowings	(21)	(16)
Trade and other payables	(746)	(784)
Current tax payable	(374)	(426)
	____	____
Total current liabilities	(1,141)	(1,226)
	____	____
Loans and other borrowings	(1,334)	(1,748)
Retirement benefit obligations	(129)	(112)
Trade and other payables	(392)	(279)
Deferred tax payable	(117)	(148)
	____	____
Total non-current liabilities	(1,972)	(2,287)

Liabilities classified as held for sale	(4)	(6)
	____	____
Total liabilities	(3,117)	(3,519)
	====	====
Net assets (note 12)	1	98
	====	====
EQUITY
Equity share capital	118	163
Capital redemption reserve	10	10
Shares held by employee share trusts	(49)	(83)
Other reserves	(2,890)	(2,918)
Unrealised gains and losses reserve	9	38
Currency translation reserve	172	233
Retained earnings	2,624	2,649
	____	____
IHG shareholders’ equity (note 13)	(6)	92
Minority equity interest	7	6
	____	____
Total equity	1	98
	====	====

*	Restated for IFRIC 14 (note 1).

InterContinental Hotels Group plc
Notes to the financial statements

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (IHG) for the year ended 31 December 2008 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 1985.

The consolidated financial statements are presented in US dollars following a management decision to change the reporting currency from sterling during the year. The change lowers the Group’s exposure to currency translation risks as its revenue and profits are now primarily generated in US dollars or US dollar linked currencies. All comparative information has been restated into US dollars.

The Group early adopted IFRIC 14 ‘IAS 19 – The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ for the first time at 31 December 2007. IFRIC 14 provides guidance on assessing the limit in IAS 19 ‘Employee Benefits’ on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The 31 December 2007 balance sheet has subsequently been amended to show the retirement benefit assets net of tax previously recorded within deferred tax payable. There is no change to previously reported net assets. There have been corresponding changes to the actuarial gains and related tax reported in the restated Group Statement of Recognised Income and Expense for the year ended 31 December 2007.

In all other respects, these preliminary financial statements have been prepared on a consistent basis using the accounting policies set out in the IHG Annual Report and Financial Statements for the year ended 31 December 2007.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of the pound sterling, the translation rate is $1= £0.55 (2007 $1=£0.50). In the case of the euro, the translation rate is $1 = €0.68 (2007 $1 = €0.73).

Assets and liabilities have been translated into US dollars at the rates of exchange on the balance sheet date. In the case of the pound sterling, the translation rate is $1=£0.69 (2007 $1 = £0.50). In the case of the euro, the translation rate is $1 = €0.71 (2007 $1 = €0.68).

3.	Revenue
		2008 $m	2007 $m
	Continuing operations:
	Americas	920	902
	EMEA	518	492
	AsiaPacific	290	260
	Central	126	117
		____	____
		1,854	1,771

	Discontinued operations (note 7)	43	79
		____	____
		1,897	1,850
		====	====

4.	Operating profit
		2008 $m	2007 $m
	Continuing operations:
	Americas	451	440
	EMEA	171	134
	Asia Pacific	68	63
	Central	(155)	(163)
		____	____
		535	474
	Exceptional operating items (note 5)	(132)	60
		____	____
		403	534

	Discontinued operations (note 7)	14	17
		____	____
		417	551
		====	====

5.	Exceptional items	2008 $m	2007 $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Holiday Inn brand relaunch (a)	(35)	-
	Office reorganisations (b)	(5)	(14)
	Severance costs (c)	(19) (59)	- (14)

	Other operating income and expenses:
	Gain on sale of associate investments	13	22
	Gain on sale of other financial assets	14	36
	Loss on disposal of hotels*	(2)	-
	Office reorganisations (b)	- 25	12 70

	Depreciation and amortisation:
	Office reorganisations (b)	(2)	(2)

	Impairment:
	Property, plant and equipment (d)	(12)	6
	Goodwill (e)	(63)	-
	Intangible assets (f)	(21)	-
		____	____
		(96)	6
		____	____
		(132)	60
		====	====
	Tax
	Tax on exceptional operating items	17	-
	Exceptional tax credit (g)	25	60
		____	____
		42	60
		====	====
	Discontinued operations:

	Gain on disposal of assets (note 7)
	Gain on disposal of hotels**	-	40
	Tax charge	5 5 ====	(8) 32 ====

*	Relates to hotels classified as continuing operations.
**	Relates to hotels classified as discontinued operations.
The above items are treated as exceptional by reason of their size or nature.
a)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.
b)	Relates to further costs incurred on the relocation of the Group’s head office and the closure of its Aylesbury facility.
c)	Severance costs relate to redundancies arising from a review of the Group’s cost base in light of the current economic climate.
d)	Relates to a North American hotel and arises from year-end value in use calculations, taking into account the current economic climate. Estimated future cash flows have been discounted at 13.5%.
e)

Arises in respect of the Americas managed cash-generating unit and reflects revised fee expectations in light of the current economic climate. Estimated future cash flows have been discounted at 12.5%.

f)

Relates to the capitalised value of management contracts accounted for as intangible assets and arises from a revision to expected fee income. Estimated future cash flows have been discounted at 12.5% (previous valuation: 10.0%). The charge relates to the EMEA business segment.

g)

Relates to the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.

6.	Tax
The effective tax rate on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 5), is 23% (2007 22%).

By also excluding the effect of prior year items, the equivalent effective tax rate is 39% (2007 36%). Prior year items have been treated as relating wholly to continuing operations.

	2008	2008	2008	2007	2007	2007
Year ended 31 December	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	434	(96)		384	(84)
Discontinued operations	14	(5)		17	(6)
	____	____		____	____
	448	(101)	23%	401	(90)	22%
Exceptional items
Continuing operations	(132)	42		60	60
Discontinued operations	-	5		40	(8)
	____	____		____	____
	316	(54)		501	(38)
	====	====		====	====
Analysed as:
UK tax		(5)			(6)
Foreign tax		(49)			(32)
		____			_____
		(54)			(38)
		====			====

7.	Discontinued operations

Discontinued operations are those relating to hotels sold or those classified as held for sale as part of the asset disposal programme that commenced in 2003. These disposals underpin IHG’s strategy of growing its managed and franchised business whilst reducing asset ownership.

The results of discontinued operations which have been included in the consolidated income statement are as follows:

		2008 $m	2007 $m

	Revenue	43	79
	Cost of sales	(29)	(59)
		____	____
		14	20
	Depreciation and amortisation	-	(3)
		____	____
	Operating profit	14	17
	Tax	(5)	(6)
		____	____
	Profit after tax	9	11

	Gain on disposal of assets, net of tax (note 5)	5	32
		____	____
	Profit for the year from discontinued operations	14	43
		====	====

	2008 cents per share	2007 cents per share
Earnings per share from discontinued operations
Basic	4.9	13.4
Diluted	4.7	13.0
	====	====

	2008 $m	2007 $m
Cash flows attributable to discontinued operations
Operating profit before interest, depreciation and amortisation	14	20
Investing activities	-	(2)
	____	____
	14	18
	====	====

The effect of discontinued operations on segmental results is shown in the Business Review.

8.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

	2008 Continuing operations	2008 Total	2007 Continuing operations	2007 Total
Basic earnings per share
Profit available for equity holders ($m)	248	262	420	463
Basic weighted average number of ordinary shares (millions)	287	287	320	320
Basic earnings per share (cents)	86.4	91.3	131.3	144.7
	====	====	====	====
Diluted earnings per share
Profit available for equity holders ($m)	248	262	420	463
Diluted weighted average number of ordinary shares (millions)	296	296	329	329
Diluted earnings per share (cents)	83.8	88.5	127.7	140.7
	====	====	====	====
Adjusted earnings per share
Profit available for equity holders ($m)	248	262	420	463
Adjusting items (note 5):
Exceptional operating items ($m)	132	132	(60)	(60)
Tax on exceptional operating items ($m)	(17)	(17)	-	-
Exceptional tax credit ($m)	(25)	(25)	(60)	(60)
Gain on disposal of assets, net of tax ($m)	-	(5)	-	(32)
	____	____	____	____
Adjusted earnings ($m)	338	347	300	311
Basic weighted average number of ordinary shares (millions)	287	287	320	320
Adjusted earnings per share (cents)	117.8	120.9	93.8	97.2
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	296	296	329	329
Adjusted diluted earnings per share (cents)	114.2	117.2	91.2	94.5
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:	2008 millions	2007 millions

Basic weighted average number of ordinary shares	287	320
Dilutive potential ordinary shares – employee share options	9	9
	____	____
	296	329
	====	====

9.	Dividends
		2008 cents per share	2007 cents per share	2008 $m	2007 $m
	Paid during the year:
	Final (declared in previous year)	29.2	25.9	86	92
	Interim	12.2	11.5	32	35
	Special interim	-	400.0	-	1,397
		____	____	____	____
		41.4	437.4	118	1,524
		====	====	====	====
	Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December):
	Final	29.2	29.2	83	86
		====	====	====	====

The proposed final dividend is payable on the shares in issue at 27 March 2009.

10.	Net debt
		2008 $m	2007 $m

	Cash and cash equivalents	82	105
	Loans and other borrowings – current	(21)	(16)
	Loans and other borrowings – non-current	(1,334)	(1,748)
		____	____
	Net debt	(1,273)	(1,659)
		====	====
	Finance lease liability included above	(202)	(200)
		====	====

11.	Movement in net debt
		2008 $m	2007 $m

	Net increase/(decrease) in cash and cash equivalents	25	(237)
	Add back cash flows in respect of other components of net debt:
	Decrease/(increase) in borrowings	316	(1,108)
		____	____
	Decrease/(increase) in net debt arising from cash flows	341	(1,345)

	Non-cash movements:
	Finance lease liability	(2)	(18)
	Exchange and other adjustments	47	(33)
		____	____
	Decrease/(increase) in net debt	386	(1,396)
	Net debt at beginning of the year	(1,659)	(263)
		____	____
	Net debt at end of the year	(1,273)	(1,659)
		====	====

12.	Net assets
		2008 $m	2007 restated* $m

	Americas	598	780
	EMEA	488	739
	Asia Pacific	454	536
	Central	189	167
		____	____
		1,729	2,222

	Net debt	(1,273)	(1,659)
	Unallocated assets and liabilities	(455)	(465)
		____	____
		1	98
		====	====

*	Restated for IFRIC 14 (note 1).

13.	Statement of changes in IHG shareholders’ equity
		2008 $m	2007 $m

	At beginning of the year	92	1,330

	Total recognised income and expense for the year	146	485
	Equity dividends paid (note 9)	(118)	(1,524)
	Issue of ordinary shares	2	32
	Purchase of own shares	(139)	(162)
	Movement in shares in employee share trusts	(22)	(117)
	Equity settled share-based cost, net of payments	33	48
		____	____
	At end of the year	(6)	92
		====	====

14.	Capital commitments and contingencies

At 31 December 2008, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment was $40m (2007 $20m).

At 31 December 2008, the Group had contingent liabilities of $12m (2007 $10m), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is $249m (2007 $243m). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in material financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries and hotels. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in material financial loss to the Group.

15.	Other commitments

In March and June 2007, the Company made the first two payments of £10m under the agreement to make special pension contributions of £40m to the UK pension plan. A further payment of £10m was made on 31 January 2008 and the final commitment of £10m has been met through the funding of an enhanced pension transfer arrangement in January 2009. The enhanced pension transfer arrangement will result in an exceptional income statement charge in the first quarter of 2009, estimated at $22m.

On 24 October 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non-recurring revenue investment of $60m which will be charged to the income statement as an exceptional item. $35m has been charged in 2008.

16.	Group financial statements

The preliminary statement of results was approved by the Board on 16 February 2009. The preliminary statement does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiaries which will be delivered to the Registrar of Companies in due course. The financial information for the year ended 31 December 2007 has been extracted from the IHG Annual Report and Financial Statements for that year, as filed with the Registrar of Companies, and converted to US dollars and restated as described in note 1.

Auditors’ review

The auditors, Ernst & Young LLP, have given an unqualified report under Section 235 of the Companies Act 1985, as amended, in respect of the full Group financial statements for both years referred to above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	17 February, 2009